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SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
WORK LOCATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION:	Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

1(a)	Name of Issuer	(b)	IRS Ident. No.	(c)	S.E.C. File No.

	ZI CORPORATION		(A)		0-24018

(d)	Address of Issuer			(e)	Telephone

	2100, 840 7TH AVENUE, S.W.		CALGARY, ALBERTA, CANADA T2P3G2		403 233-8875

	(Street)		(City) (State) (Zip Code)		(Area Code) (Number)

2(a)	Name of Person For Whose Account the Securities are to be Sold	(b)	IRS Ident. No.	(c)	Relationship to Issuer

	LANCER OFFSHORE, INC. and its affiliates (B)				Stockholder

(d)	Address

	c/o MARTY STEINBERG, ESQ., HUNTON & WILLIAMS, LLP 1111 BRICKELL AVENUE, SUITE 2500		MIAMI , FLORIDA 33131

	(Street)		(City) (State) (Zip Code)

INSTRUCTION:	The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number

3(a) Title of the Class of Securities to be Sold	(b) Name and Address of Each Broker Through Whom the Securities Are to be Offered or Each Market Maker Who is Acquiring the Securities	SEC USE ONLY Broker-Dealer File Number	(c) Number of Shares or Other Units to be Sold (See Instr. 3(c))	(d) Aggregate Market Value (See Instr. 3(d))	(e) Number of Shares or Other Units Outstanding (See Instr. 3(e))	(f) Approximate Date of Sale (Mo/Day/Yr) (See Instr. 3(f))	(g) Name of Each Securities Exchange (See Instr. 3(g))

Common Shares, no par value	CRT Capital Group, LLC, 262 Harbor Drive, Stamford, CT. 06902		2,674,040	U.S. $9,385,880.40 (C)	45,225,190 (D)	within the next 90 days	NASDAQ NMS

Common Shares, no par value	Imperial Capital, LLC, 685 Third Avenue, New York, NY 10017		same as above	same as above	same as above	same as above	same as above

INSTRUCTIONS:

1.	(a)	Name of issuer
	(b)	Issuer’s I.R.S. Identification Number
	(c)	Issuer’s S.E.C. file number, if any
	(d)	Issuer’s address, including zip code
	(e)	Issuer’s telephone number, including area code

2.	(a)	Name of person for whose account the securities are to be sold
	(b)	Such person’s I.R.S. Identification number, if such person is an entity
	(c)	Such person’s relationship to the issuer (e.g., officer, director, 10 percent stockholder, or member of immediate family of any of the foregoing)
	(d)	Such person’s address, including zip code

3.	(a)	Title of the class of securities to be sold
	(b)	Name and Address of each broker through whom the securities are intended to be sold
	(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
	(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
	(f)	Approximate date on which the securities are to be sold
	(g)	Name of each securities exchange, if any, on which the securities are intended to be sold

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TABLE I — SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date You Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (if gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment

Common Shares, no par value	(E)	(F)	(G)	19,409,864	(E)	(H)

INSTRUCTIONS:
If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

Lancer Offshore, Inc., and its affiliates (B)	Common Shares, no par value	01/19/2005	439,895	U.S. $2,596,568.22

Lancer Offshore, Inc., and its affiliates (B)	Common Shares, no par value	02/08/2005	26,800	U.S. $169,646.68

Lancer Offshore, Inc., and its affiliates (B)	Common Shares, no par value	02/09/2005	18,719	U.S. $118,869.39

Lancer Offshore, Inc., and its affiliates (B)	Common Shares, no par value	02/10/2005	2,850	U.S. $17,812.50

Lancer Offshore, Inc., and its affiliates (B)	Common Shares, no par value	02/18/2005	28,450	U.S. $206,575.45

Lancer Offshore, Inc., and its affiliates (B)	Common Shares, no par value	02/22/2005	172,642	U.S. $1,295,833.59

REMARKS:

(A) ZI Corporation is a Canadian corporation. Based upon our review of ZI Corporation’s SEC filings, we have been unable to locate an I.R.S. identification number.

(B) This Form 144 is being filed by Marty Steinberg, Esq. (the “Receiver”) as the court-appointed receiver of Lancer Offshore, Inc., LSPV, LLC and Omnifund Ltd. and the person in control of Lancer Partners, LP. (collectively, the “Lancer Funds”).

(C) This calculation was based upon the trading price of U.S. $3.51 reported by Bloomberg for April 12, 2005.

(D) This figure was reported by the issuer on March 31, 2005, in its Form 20-F for the fiscal year ended December 31, 2004.

(E) Based upon the Receiver’s forensic accountants’ review of the Lancer Funds’ account records at Banc of America Securities, LLC, the Receiver has reason to believe that the Lancer Funds acquired and paid for the shares to be sold pursuant to this notice over a period from 12/18/96 through 05/27/03.

(F) The stated business purpose of each of Lancer Offshore, Inc., Lancer Partners, LP. and Omnifund, Ltd. was that of a fund that pooled investment funds of its investors for the purpose of investing, trading and dealing in securities traded in the U.S. and elsewhere. LSPV, LLC was a formed as a special purpose company to liquidate the positions of redeeming investors of Lancer Partners, LP. by receiving a contribution of assets of Lancer Partners, LP. equal to the pro rata share of the redeeming investors’ interest in the assets of Lancer Partners, LP.

(G) Based upon the Receiver’s forensic accountants’ review of the Lancer Funds’ account records at Banc of America Securities, LLC, the Receiver has reason to believe that the Lancer Funds acquired the shares to be sold pursuant to Rule 144 in private placements directly from the issuer and in a series of open market purchases. The Lancer Funds may also have acquired certain of such shares in private transactions with third parties whose identities are unknown to the Receiver at this time as well as in private transactions from one another.

(H) Based upon the Receiver’s forensic accountants’ review of the Lancer Funds’ account records at Banc of America Securities, LLC, the Receiver has reason to believe that the Lancer Funds paid cash for the shares to be sold pursuant to this notice.

INSTRUCTIONS:
See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.	ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the issuer of the securities to be sold which has not been publicly disclosed.

By: Marty Steinberg, as the court-appointed receiver of Lancer Offshore, Inc., LSPV, LLC, and Omnifund, Ltd. and person in control of Lancer Partners, LP.

April 18, 2005	/s/ Marty Steinberg
DATE OF NOTICE	(SIGNATURE)

The notice shall be signed by the persons for whose account the securities are to be sold.
At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)